UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company







TO:  RNS

Notification of change in interest in shares

We write in accordance with rule 9.12, under the Continuing Obligations section of the List Rules, to notify you that on 16 February 2005 we received notification that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc., and its affiliates which equates to 80,405,466 shares, now represents 10.0073% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.


FROM:     Michaella Henderson
          Assistant Company Secretary
          PEARSON PLC




                                   SCHEDULE

                                  PEARSON PLC

                              Outstanding Shares               803,465,794


 Registered Holder             No. of Shares                   % of Class

Bank of New York, London         4,162,158                        0.5180%

Citibank Nominees Ltd.             786,364                        0.0979%

Clydesdale Bank Plc                862,210                        0.1073%

Euroclear Bank SA                   38,254                        0.0048%

HSBC Bank PLC                      976,067                        0.1215%

JP Morgan/Chase Bank            59,240,580                        7.3731%

Mellon Trust                     2,947,688                        0.3669%

Merrill Lynch                      809,752                        0.1008%

Northern Trust Company           1,742,415                        0.2169%

Royal Trust Corp of Canada       2,650,791                        0.3299%

State Street Nominees Limited    6,189,187                        0.7703%

TOTAL                           80,405,466                       10.0073%


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 17 February, 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary